Exhibit 4.2

September 30, 2005

Pope & Talbot, Inc.

Attn: Richard K. Atkinson, Chief Financial Officer

1500 SW First Avenue, Suite 200

Portland, OR 97201

Re:	Halsey Lease - Request for Waiver of Financial Covenant Compliance

Dear Mr. Atkinson:

You have asked Wells Fargo Bank Northwest, National Association, as Indenture Trustee1 and Mill Indenture Trustee (in such capacities, the “Indenture Trustee”), and each of the Note Purchasers and the Mill Note Purchasers, to waive compliance by Pope & Talbot, Inc. (“Pope & Talbot”) with the financial covenants contained in Sections 6.3(a) and (c) of the Participation Agreement and Sections 6.3(a) and (c) of the Mill Lease (collectively, the “Covenants”) for the quarter and period ended September 30, 2005. In consideration of the understandings and agreements of Pope & Talbot in this letter, the waiver is granted on the terms and subject to the conditions and agreements set forth herein. This waiver shall apply only to compliance with the specified covenants for Pope & Talbot’s fiscal quarter and period ending September 30, 2005; shall not waive any other noncompliance with or breach or default under the Participation Agreement, the Mill Lease or any other Operative Agreement or Mill Operative Agreement; shall not constitute an amendment of any terms or conditions of the Participation Agreement, the Mill Lease or any other Operative Agreement or Mill Operative Agreement; and shall not create course of dealing, course of performance or right in favor of Pope & Talbot with respect to future requests for amendments to or waivers under the Participation Agreement or the Mill Lease nor considered an indication that the parties would be willing to grant a waiver in the future.

In consideration of the foregoing waiver, Pope & Talbot (a) agrees that it shall not create, incur, assume or permit to exist any lien, security inertest or other monetary encumbrance (“Liens”) on its sawmill facility in Spearfish, South Dakota (the “Spearfish Facility”), other than Liens which (i) in the aggregate do not exceed $70,000, (ii) are not reasonably foreseeable to lead to foreclosure or sale of the Spearfish Facility, and (iii) arise in the ordinary course of business and do not materially interfere with Pope & Talbot’s business or operation of the Spearfish Facility or

[1]	Capitalized terms used but not defined in this letter shall have the meanings given in Annex I to the Participation Agreement dated as of December 27, 2001 among Halsey CLO2 Limited Partnership, as Lessee, Pope & Talbot Inc., Selco Service Corporation, as Owner Participant, the Note Purchasers named therein, Wilmington Trust Company, as Owner Trustee, and Wells Fargo Bank Northwest, National Association as Indenture Trustee (the “Participation Agreement”).

materially detract from the value of the Spearfish Facility; (b) agrees that it shall comply with the Covenants as of October 31, 2005, such determination to be based on unaudited interim financial statements signed by the chief financial officer for the month and period ending October 31, 2005 to be delivered by Pope & Talbot to the Indenture Trustee, the Note Purchasers and the Mill Note Purchasers as soon as available but in any event not later than November 30, 2005; (c) shall (1) facilitate, by providing access to the Halsey Mill and CLO2 Facility and the Spearfish Facility and all books and records relating thereto, appraisals and environmental assessments (by appraisers and assessors satisfactory to the Required Lenders) of the Mill and CLO2 Facility and the Spearfish Facility; (2) reimburse the Indenture Trustee for the reasonable costs and expenses of the appraisals and environmental assessments incurred by the Indenture Trustee; (3) reimburse the Indenture Trustee, the Note Purchasers and the Mill Note Purchasers for the reasonable costs and expenses and any reasonable legal fees (including their outside counsel) incurred in connection with this letter and these agreements; (4) pay a waiver fee equal to .50% of the principal balance as of September 30, 2005 of the Notes and the Mill Notes held by the Note Purchasers or Mill Note Purchasers, as applicable, approving this waiver on or before September 30, 2005 (the “Fee”); and (5) pay on or before January 9, 2007 a waiver fee equal to .75% of the principal balance as of September 30, 2005 of the Notes and the Mill Notes held by the Note Purchasers or Mill Note Purchasers, as applicable, approving this waiver (the “Deferred Fee”); provided, that the Deferred Fee shall not be payable in the event Pope & Talbot terminates the Lease and the Mill Lease early pursuant to Section 13(d) thereof or purchases the Facility pursuant to Section 14(c) of the Participation Agreement and Section 19(f) of the Mill Lease) on or before January 8, 2007. This waiver shall become effective upon receipt by the Indenture Trustee of (i) a copy of this letter duly executed by each of Pope & Talbot and the Required Lenders, (ii) a copy of a waiver by the Owner Trustee, the Owner Participant and the Mill Owner Participant of the Covenants in substantially the form attached as Annex 1 and (iii) payment by Pope & Talbot to the Indenture Trustee of the Fee.

By executing this letter Pope & Talbot (1) reaffirms the continuing validity and enforceability of the Operative Agreements and the Mill Operative Agreements and all of its obligations thereunder in accordance with the terms of the documents without offset, defense or counterclaim, and (2) confirms that as of the date of this letter, there exists no event which with passage of time, giving a notice, or both would constitute an Event of Default under any Operative Agreement or Mill Operative Agreement.

[Remainder of page intentionally blank; signatures page follows]

WELLS FARGO BANK NORTHWEST,
NATIONAL ASSOCIATION, as Indenture Trustee

By:	/s/ Brett King

AGREED:

POPE & TALBOT, INC.

By:	/s/ Richard K. Atkinson
Title:	Vice President and Chief Financial Officer

HELLER FINANCIAL LEASING, INC.

By:	/s/ Jeff Fitts
Title:	Duly Authorized Signatory

BANC OF AMERICA LEASING & CAPITAL, LLC successor-by-merger to Fleet Capital Corporation

By:	/s/ Pamela J. Grillet
Title:	Vice President

THE CIT GROUP/EQUIPMENT FINANCING INC.

By:	/s/ David R. Selden
Title:	Vice President

GENERAL ELECTRIC COMMERCIAL FINANCE BUSINESS PROPERTY

(f/ka General Electric Capital Business Asset Funding Corporation)

By:	/s/ Steven Thomas
Title:	Vice President

ANNEX 1

OWNER TRUSTEE WAIVER

[ Filed as Exhibit 4.1 to this Current Report on Form 8-K]